[INVESCO LETTERHEAD]

December 28, 2011

VIA EDGAR -- FORM DEL AM

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: Delaying Amendment for AIM Sector Funds (Invesco Sector Funds) Registration Statement on Form N-14 (File No. 333-178298)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of AIM Sector Funds (Invesco Sector Funds) (the “Registrant”), we hereby file a delaying amendment with respect to Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-178298) relating to the reorganization of (1) the Invesco U.S. Mid Cap Value Fund with and into the Invesco Van Kampen American Value Fund, each a series of the Registrant, and (2) the Invesco Capital Development Fund, a series of AIM Equity Funds (Invesco Equity Funds), with and into the Invesco Van Kampen Mid Cap Growth Fund, a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission on December 2, 2011, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Houston and the State of Texas on the 28th day of December, 2011.

No fees are required in connection with this filing.  If you have any questions or comments in connection with this delaying amendment, please call Matthew DiClemente, partner at Stradley Ronon Stevens & Young LLP, at 215-564-8173 or Stephen Rimes of Invesco at 713-214-1968.

Very Truly Yours,

/s/John M. Zerr
John M. Zerr
Senior Vice President
AIM Sector Funds (Invesco Sector Funds)